Exhibit 99.3

SharkNinja Reports Second Quarter 2024 Results

Raises Fiscal Year 2024 Outlook on Key Metrics

NEEDHAM, Massachusetts, August 8, 2024 – SharkNinja, Inc. (“SharkNinja” or the “Company”) (NYSE: SN), a global product design and technology company, today announced its financial results for the second quarter ended June 30, 2024.

Highlights for the Second Quarter 2024 as compared to the Second Quarter 2023

•Net sales increased 31.4% to $1,248.7 million and Adjusted Net Sales increased 37.9% to $1,248.7 million.
•Gross margin and Adjusted Gross Margin increased 630 and 570 basis points, respectively.
•Net income increased 470.1% to $68.0 million. Adjusted Net Income increased 52.9% to $99.6 million
•Adjusted EBITDA increased 47.6% to $167.7 million, or 13.4% of Adjusted Net Sales.

Mark Barrocas, Chief Executive Officer, commented: “SharkNinja fueled excellent organic and profitable growth in the second quarter. Our diversified portfolio of products and strong revenue mix drove broad-based, double-digit growth across each of our key product categories. We are expanding market share, entering new categories, and growing our global footprint, as we continue to execute on our proven three-pillar growth strategy. Looking ahead, we are confident in our ability to deliver high-performance products that solve consumer problems, even amidst certain challenges emerging in the global operating environment. Our relentless focus on execution has consistently yielded exceptional results, and we are positioned to execute this playbook going forward.”

Three Months Ended June 30, 2024

Net sales increased 31.4% to $1,248.7 million, compared to $950.3 million during the same period last year. Adjusted Net Sales increased 37.9% to $1,248.7 million, compared to $905.6 million during the same period last year, or 37.6% on a constant currency basis. The increase in net sales and Adjusted Net Sales resulted from growth in each of our four major product categories of Food Preparation Appliances, Cooking and Beverage Appliances, Cleaning Appliances and Other, which includes beauty and home environment products.

•Cleaning Appliances net sales increased by $52.3 million, or 12.6%, to $466.1 million, compared to $413.8 million in the prior year quarter. Adjusted Net Sales of Cleaning Appliances increased by $78.5 million, or 20.3%, from $387.6 million to $466.1 million, driven by the carpet extractor and cordless vacuums sub-categories.

•Cooking and Beverage Appliances net sales increased by $36.2 million, or 10.6%, to $379.3 million, compared to $343.1 million in the prior year quarter. Adjusted Net Sales of Cooking and Beverage Appliances increased by $39.7 million, or 11.7%, from $339.6 million to $379.3 million, driven by growth in Europe. Global growth was supported by the success of the outdoor grill and outdoor oven across both the US and European markets.

•Food Preparation Appliances net sales increased by $121.5 million, or 84.8%, to $264.9 million, compared to $143.4 million in the prior year quarter. Adjusted Net Sales of Food Preparation Appliances increased by $125.9 million, or 90.6%, from $139.0 million to $264.9 million, driven by strong sales of our ice cream makers and portable blenders.

•Net sales in the Other category increased by $88.3 million, or 176.2%, to $138.4 million, compared to $50.1 million in the prior year quarter. Adjusted Net Sales in the Other category increased by $98.9 million, or 251.0%, from $39.4 million to $138.4 million, primarily driven by strength of haircare products, our FlexBreeze fans, and air purifiers.

Gross profit increased 51.4% to $600.9 million, or 48.1% of net sales, compared to $396.9 million, or 41.8% of net sales, in the second quarter of 2023. Adjusted Gross Profit increased 56.0% to $614.1 million, or 49.2% of Adjusted Net Sales, compared to $393.6 million, or 43.5% of Adjusted Net Sales in the second quarter of 2023. The increase in gross margin and Adjusted Gross Margin of 630 and 570 basis points, respectively, was derived from optimizations within our supply chain, sourcing and costing strategy, regional expansion, and foreign exchange benefit.

Research and development expenses increased 47.6% to $90.1 million, or 7.2% of net sales, compared to $61.0 million, or 6.4% of net sales, in the prior year quarter. This increase was primarily driven by incremental personnel-related expenses of $12.0 million to support new product categories and new market expansion, which includes an increase of $1.4 million in share-based compensation.

Sales and marketing expenses increased 45.5% to $303.2 million, or 24.3% of net sales, compared to $208.3 million, or 21.9% of net sales, in the prior year quarter. This increase was primarily attributable to increases of $58.9 million in advertising-related expenses; an increase of $26.7 million in delivery and distribution costs driven by higher volumes, particularly in our DTC business; and $10.4 million in personnel-related expenses to support new product launches and expansion into new markets, which includes an incremental $1.7 million of share-based compensation.

General and administrative expenses increased 44.3% to $103.8 million, or 8.3% of net sales, compared to $72.0 million, or 7.6% of net sales, in the prior year quarter. This increase was primarily driven by an increase in personnel-related expenses of $16.1 million, primarily due to a $8.6 million increase in share-based compensation; an increase of $8.0 million in legal fees; an increase of $7.3 million in professional and consulting fees; an increase of $6.7 million in technology support costs; an increase of $3.6 million in product liability and insurance; an increase of $2.3 million in credit card processing and merchant fees; offset by a decrease in transaction costs related to the separation and distribution from JS Global of $15.3 million.

Operating income increased 86.6% to $103.8 million, or 8.3% of net sales, compared to $55.6 million, or 5.9% of net sales, during the prior year quarter. Adjusted Operating Income increased 61.5% to $143.2 million, or 11.5% of Adjusted Net Sales, compared to $88.7 million, or 9.8% of Adjusted Net Sales, in the second quarter of 2023.

Net income increased 470.1% to $68.0 million, or 5.4% of net sales, compared to $11.9 million, or 1.3% of net sales, in the prior year quarter. Net income per diluted share increased 433.3% to $0.48, compared to $0.09 in the prior year quarter.

Adjusted Net Income increased 52.9% to $99.6 million, or 8.0% of Adjusted Net Sales, compared to $65.2 million, or 7.2% of Adjusted Net Sales, in the prior year quarter. Adjusted Net Income per diluted share increased 51.1% to $0.71, compared to $0.47 in the prior year quarter.

Adjusted EBITDA increased 47.6% to $167.7 million, or 13.4% of Adjusted Net Sales, compared to $113.6 million, or 12.5% of Adjusted Net Sales in the prior year quarter.

Six Months Ended June 30, 2024

Net sales increased 28.2% to $2,314.9 million, compared to $1,805.6 million during the same period last year. Adjusted Net Sales increased 32.9% to $2,314.9 million, compared to $1,741.2 million during the same period last year, or 32.0% on a constant currency basis. The increase in net sales and Adjusted Net Sales resulted from growth in each of our four major product categories of Food Preparation Appliances, Cooking and Beverage Appliances, Cleaning Appliances and Other, which includes beauty and home environment products.

•Cleaning Appliances net sales increased by $59.4 million, or 7.2%, to $888.0 million, compared to $828.7 million during the same period last year. Adjusted Net Sales of Cleaning Appliances increased by $101.9 million, or 13.0%, from $786.1 million to $888.0 million, driven by the carpet extractor, cordless vacuums and robotics sub-categories.

•Cooking and Beverage Appliances net sales increased by $109.2 million, or 18.2%, to $708.9 million, compared to $599.7 million during the same period last year. Adjusted Net Sales of Cooking and Beverage Appliances increased by $114.2 million, or 19.2%, from $594.8 million to $708.9 million, driven by growth in Europe. Global growth was supported by the success of the outdoor grill and outdoor oven across both the US and European markets.

•Food Preparation Appliances net sales increased by $208.7 million, or 79.9%, to $469.9 million, compared to $261.2 million during the same period last year. Adjusted Net Sales of Food Preparation Appliances increased by $214.9 million, or 84.2%, from $255.1 million to $469.9 million, driven by strong sales of our ice cream makers and compact blenders, specifically our portable blenders.

•Net sales in the Other category increased by $132.0 million, or 113.8%, to $248.0 million, compared to $116.0 million during the same period last year. Adjusted Net Sales in the Other category increased by $142.7 million or 135.5% from $105.3 million to $248.0 million, primarily driven by strength of haircare products, our FlexBreeze fans, and air purifiers.

Gross profit increased 41.4% to $1,127.5 million, or 48.7% of net sales, compared to $797.5 million, or 44.2% of net sales, in the same period last year. Adjusted Gross Profit increased 44.4% to $1,155.8 million, or 49.9% of Adjusted Net Sales, compared to $800.4 million, or 46.0% of Adjusted Net Sales in the same period last year. The increase in gross margin and Adjusted Gross Margin of 450 and 400 basis points, respectively, was derived from optimizations within our supply chain, sourcing and costing strategy, regional expansion, and foreign exchange benefit.

Research and development expenses increased 33.3% to $159.6 million, or 6.9% of net sales, compared to $119.7 million, or 6.6% of net sales, during the same period last year. This increase was primarily driven by incremental personnel-related expenses of $20.7 million to support new product categories and new market expansion, which includes an increase of $4.7 million in share-based compensation. The remainder of the increase was primarily driven by an increase of $11.5 million in prototypes and testing costs, an increase of $8.4 million in professional and consulting fees to support overall growth in the business and an increase of $2.6 million in travel costs, partially offset by a decrease of $2.4 million in depreciation and amortization expense.

Sales and marketing expenses increased 43.6% to $517.8 million, or 22.4% of net sales, compared to $360.4 million, or 20.0% of net sales, during the same period last year. This increase was primarily attributable to increases of $85.3 million in advertising-related expenses; an increase of $45.7 million in delivery and distribution costs driven by higher volumes, particularly in our DTC business; $24.5 million in personnel-related expenses to support new product launches and expansion into new markets, which includes an incremental $4.2 million of share-based compensation; and $3.4 million in professional services expense.

General and administrative expenses increased 37.6% to $191.3 million, or 8.3% of net sales, compared to $139.0 million, or 7.7% of net sales, during the same period last year. This increase was primarily driven by an increase in personnel-related expenses of $32.0 million, primarily due to a $21.5 million increase in share-based compensation; an increase of $13.4 million in professional and consulting fees; an increase of $9.0 million in technology support costs; an increase of $17.0 million in legal fees; an increase of $6.1 million in credit card processing and merchant fees; an increase of $4.2 million in product liability and insurance; an increase of $3.2 million in depreciation and amortization; offset by a decrease in transaction costs related to the separation and distribution from JS Global and secondary offering of $33.8 million.

Operating income increased 45.2% to $258.8 million, or 11.2% of net sales, compared to $178.3 million, or 9.9% of net sales, during the same period last year. Adjusted Operating Income increased 39.3% to $345.4 million, or 14.9% of Adjusted Net Sales, compared to $248.0 million, or 14.2% of Adjusted Net Sales, in the prior year period.

Net income increased 79.4% to $177.7 million, or 7.7% of net sales, compared to $99.0 million, or 5.5% of net sales, during the same period last year. Net income per diluted share increased 77.5% to $1.26, compared to $0.71 in the prior year period.

Adjusted Net Income increased 34.8% to $248.2 million, or 10.7% of Adjusted Net Sales, compared to $184.2 million, or 10.6% of Adjusted Net Sales, during the same period last year. Adjusted Net Income per diluted share increased 32.3% to $1.76, compared to $1.33 in the prior year period.

Adjusted EBITDA increased 36.5% to $398.2 million, or 17.2% of Adjusted Net Sales, compared to $291.6 million, or 16.7% of Adjusted Net Sales, in the prior year period.

Balance Sheet and Cash Flow Highlights

Cash and cash equivalents decreased to $138.1 million, compared to $154.1 million as of December 31, 2023.

Inventories increased 20.1% to $840.5 million, compared to $699.7 million as of December 31, 2023.

Total debt, excluding unamortized deferred financing costs, was $909.8 million, compared to $804.9 million as of December 31, 2023. The existing credit facility provides for a $810.0 million term loan and a $500.0 million revolving credit facility.

Fiscal 2024 Outlook

For fiscal year 2024, SharkNinja is increasing its outlook on key metrics and now expects:

•Net sales to increase 20% to 22% compared to the prior expectation of 10% to 12%.

•Adjusted Net Sales to increase between 22% and 24% compared to the prior expectation of 12% to 14%.

•Adjusted Net Income per diluted share between $4.05 and $4.21, reflecting a 26% to 31% increase, compared to the prior expectation of between $3.66 and $3.82, reflecting a 14% to 19% increase.

•Adjusted EBITDA between $910 million and $940 million, reflecting a 26% to 31% increase, compared to the prior expectation of between $840 million and $870 million, reflecting a 17% to 21% increase.

•A GAAP effective tax rate of approximately 24% to 25%.

•Diluted weighted average shares outstanding of approximately 141 million.

•Capital expenditures of $160 million to $180 million primarily to support investments in new product launches, technology, and incremental investments in tooling to support the diversification of our sourcing outside of China.

Conference Call Details

A conference call to discuss the second quarter 2024 financial results is scheduled for today, August 8, 2024, at 8:30 a.m. Eastern Time. A live audio webcast of the conference call will be available online at http://ir.sharkninja.com. Investors and analysts interested in participating in the live call are invited to dial 1-646-968-2525 or 1-888-596-4144 and enter confirmation code 2950425. The webcast will be archived and available for replay.

About SharkNinja, Inc.

SharkNinja, Inc. (NYSE: SN) is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market, and developing one consumer product after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 3,000 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit SharkNinja.com.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects and Fiscal 2024 outlook. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;
•our ability to commercialize a continuing stream of new products and line extensions that create demand;
•our ability to effectively manage our future growth;
•general economic conditions and the level of discretionary consumer spending;
•our ability to expand into additional consumer markets;
•our ability to maintain product quality and product performance at an acceptable cost;
•our ability to compete with existing and new competitors in our markets;
•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;
•the risks associated with doing business globally;
•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;
•our ability to hire, integrate and retain highly skilled personnel;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to securely maintain consumer and other third-party data;
•our ability to comply with ongoing regulatory requirements;
•the increased expenses associated with being a public company;
•our status as a “controlled company” within the meaning of the rules of NYSE;
•our ability to achieve some or all of the anticipated benefits of the separation; and
•the payment of any declared dividends.

This list of factors should not be construed as exhaustive and should be read in conjunction with those described in our Annual Report on Form 20-F filed with the SEC under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other filings we make with the SEC. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts
Investor Relations:
Arvind Bhatia, CFA
SVP, Investor Relations
IR@sharkninja.com

Anna Kate Heller
ICR
SharkNinja@icrinc.com

Media Relations:
Sarah McKinney
VP, Corporate Communications
PR@sharkninja.com

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)
	As of
	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$138,138	$154,061
Accounts receivable, net	1,080,091	985,172
Inventories	840,545	699,740
Prepaid expenses and other current assets	103,638	58,311
Total current assets	2,162,412	1,897,284
Property and equipment, net	177,449	166,252
Operating lease right-of-use assets	143,090	63,333
Intangible assets, net	470,457	477,816
Goodwill	834,001	834,203
Deferred tax assets	6,762	12
Other assets, noncurrent	57,269	48,170
Total assets	$3,851,440	$3,487,070
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$504,751	$459,651
Accrued expenses and other current liabilities	602,361	620,333
Tax payable	11,143	20,991
Debt, current	149,282	24,157
Total current liabilities	1,267,537	1,125,132
Debt, noncurrent	755,811	775,483
Operating lease liabilities, noncurrent	145,517	63,043
Deferred tax liabilities	5,780	16,500
Other liabilities, noncurrent	30,752	28,019
Total liabilities	2,205,397	2,008,177
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 139,936,246 and 139,083,369 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	14	14
Additional paid-in capital	1,002,931	1,009,590
Retained earnings	647,979	470,319
Accumulated other comprehensive loss	(4,881)	(1,030)
Total shareholders’ equity	1,646,043	1,478,893
Total liabilities and shareholders’ equity	$3,851,440	$3,487,070

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net sales(1)	$1,248,658	$950,312	$2,314,886	$1,805,594
Cost of sales	647,759	553,391	1,187,370	1,008,130
Gross profit	600,899	396,921	1,127,516	797,464
Operating expenses:
Research and development	90,053	61,014	159,649	119,739
Sales and marketing	303,185	208,316	517,753	360,436
General and administrative	103,825	71,959	191,336	139,027
Total operating expenses	497,063	341,289	868,738	619,202
Operating income	103,836	55,632	258,778	178,262
Interest expense, net	(14,844)	(7,031)	(29,566)	(15,520)
Other income (expense), net	689	(32,670)	3,937	(35,450)
Income before income taxes	89,681	15,931	233,149	127,292
Provision for income taxes	21,633	3,995	55,489	28,260
Net income	$68,048	$11,936	$177,660	$99,032
Net income per share, basic	$0.49	$0.09	$1.27	$0.71
Net income per share, diluted	$0.48	$0.09	$1.26	$0.71
Weighted-average number of shares used in computing net income per share, basic	139,888,497	138,982,872	139,668,527	138,982,872
Weighted-average number of shares used in computing net income per share, diluted	140,924,298	138,982,872	140,813,662	138,982,872

(1) Net sales in our product categories were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2024	2023	2024	2023
Cleaning Appliances	$466,115	$413,797	$888,035	$828,667
Cooking and Beverage Appliances	379,277	343,050	708,918	599,732
Food Preparation Appliances	264,911	143,376	469,948	261,224
Other	138,355	50,089	247,985	115,971
Total net sales	$1,248,658	$950,312	$2,314,886	$1,805,594

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$177,660	$99,032
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	57,042	51,795
Share-based compensation	33,556	3,165
Provision for credit losses	2,525	1,218
Non-cash lease expense	9,210	6,383
Deferred income taxes, net	(17,469)	(5,864)
Other	989	392
Changes in operating assets and liabilities:
Accounts receivable	(100,560)	(143,549)
Inventories	(142,310)	16,008
Prepaid expenses and other assets	(53,040)	78,613
Accounts payable	47,026	33,605
Tax payable	(9,848)	(1,326)
Operating lease liabilities	(3,236)	(10,165)
Accrued expenses and other liabilities	(21,476)	71,078
Net cash (used in) provided by operating activities	(19,931)	200,385
Cash flows from investing activities:
Purchase of property and equipment	(53,801)	(46,273)
Purchase of intangible asset	(4,761)	(1,120)
Capitalized internal-use software development	(654)	(123)
Other investing activities, net	—	(300)
Net cash used in investing activities	(59,216)	(47,816)
Cash flows from financing activities:
Repayment of debt	(10,125)	(37,501)
Proceeds from borrowings under revolving credit facility	115,000	—
Distribution paid to Former Parent	—	(60,283)
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(40,215)	—
Net cash provided by (used in) financing activities	64,660	(97,784)
Effect of exchange rates changes on cash	(1,436)	6,031
Net decrease in cash, cash equivalents, and restricted cash	(15,923)	60,816
Cash, cash equivalents, and restricted cash at beginning of period	154,061	218,770
Cash, cash equivalents, and restricted cash at end of period	$138,138	$279,586

Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts, and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Sales growth on a constant currency basis. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from our former Japanese subsidiary, SharkNinja Co., Ltd. (“SNJP”), and our Asia Pacific Region and Greater China ("APAC") distribution channels, both of which were transferred to JS Global Lifestyle Company Limited (“JS Global”) concurrently with the separation (the “Divestitures”), as well as the cost of sales from (i) inventory markups that were eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

SharkNinja does not provide a reconciliation of forward-looking Adjusted Net Income and Adjusted EBITDA to GAAP net income or of Adjusted Net Income Per Share to net income per share, diluted because such reconciliations are not available without unreasonable efforts. This is due to the inherent difficulty in forecasting with reasonable certainty certain amounts that are necessary for such reconciliations, including, in particular, the realized and unrealized foreign currency gains or losses reported within other expense. For the same reasons, we are unable to forecast with reasonable certainty all deductions and additions needed in order to provide forward-looking GAAP net income at this time. The amount of these deductions and additions may be material, and, therefore, could result in forward-looking GAAP net income being materially different or less than forward-looking Adjusted Net Income, Adjusted EBITDA, and Adjusted Net Income Per Share. See “Forward-looking statements” above.

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2024	2023	2024	2023
Net sales	$1,248,658	$950,312	$2,314,886	$1,805,594
Divested subsidiary net sales adjustment(1)	—	(44,700)	—	(64,349)
Adjusted Net Sales(2)	$1,248,658	$905,612	$2,314,886	$1,741,245

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the three and six months ended June 30, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

(2)The following tables reconcile Adjusted Net Sales to net sales per product category, for the periods presented:

	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
($ in thousands, except %)	Net sales	Divested subsidiary adjustment	Adjusted Net Sales	Net sales	Divested subsidiary adjustment	Adjusted Net Sales
Cleaning Appliances	$466,115	$—	$466,115	$413,797	$(26,177)	$387,620
Cooking and Beverage Appliances	379,277	—	379,277	343,050	(3,486)	339,564
Food Preparation Appliances	264,911	—	264,911	143,376	(4,369)	139,007
Other	138,355	—	138,355	50,089	(10,668)	39,421
Total net sales	$1,248,658	$—	$1,248,658	$950,312	$(44,700)	$905,612

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
($ in thousands, except %)	Net sales	Divested subsidiary adjustment	Adjusted Net Sales	Net sales	Divested subsidiary adjustment	Adjusted Net Sales
Cleaning Appliances	$888,035	$—	$888,035	$828,667	$(42,554)	$786,113
Cooking and Beverage Appliances	708,918	—	708,918	599,732	(4,971)	594,761
Food Preparation Appliances	469,948	—	469,948	261,224	(6,156)	255,068
Other	247,985	—	247,985	115,971	(10,668)	105,303
Total net sales	$2,314,886	$—	$2,314,886	$1,805,594	$(64,349)	$1,741,245

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2024	2023	2024	2023
Net sales	$1,248,658	$950,312	$2,314,886	$1,805,594
Cost of sales	(647,759)	(553,391)	(1,187,370)	(1,008,130)
Gross profit	600,899	396,921	1,127,516	797,464
Gross margin	48.1%	41.8%	48.7%	44.2%
Divested subsidiary net sales adjustment(1)	—	(44,700)	—	(64,349)
Divested subsidiary cost of sales adjustment(2)	—	24,460	—	37,487
Product Procurement Adjustment(3)	13,207	16,923	28,305	29,794
Adjusted Gross Profit	$614,106	$393,604	$1,155,821	$800,396
Adjusted Net Sales	$1,248,658	$905,612	$2,314,886	$1,741,245
Adjusted Gross Margin	49.2%	43.5%	49.9%	46.0%

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the three and six months ended June 30, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

(2)Adjusted for cost of sales from SNJP and the APAC distribution channels for the three and six months ended June 30, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

(3)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain transaction-related costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2024	2023	2024	2023
Operating income	$103,836	$55,632	$258,778	$178,262
Share-based compensation(1)	14,130	2,317	33,556	3,165
Litigation costs(2)	7,165	461	13,656	635
Amortization of acquired intangible assets(3)	4,897	4,897	9,794	9,794
Transaction-related costs(4)	—	16,625	1,342	35,093
Product Procurement Adjustment(5)	13,207	16,923	28,305	29,794
Divested subsidiary operating income adjustment(6)	—	(8,190)	—	(8,743)
Adjusted Operating Income	$143,235	$88,665	$345,431	$248,000

(1)Represents non-cash expense related to restricted stock unit awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Operating Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for operating income from SNJP and the APAC distribution channels for the three and six months ended June 30, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) amortization of certain acquired intangible assets, (v) certain transaction-related costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment and (vii) the tax impact of the adjusted items.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except share and per share amounts)	2024	2023	2024	2023
Net income	$68,048	$11,936	$177,660	$99,032
Share-based compensation(1)	14,130	2,317	33,556	3,165
Litigation costs(2)	7,165	461	13,656	635
Foreign currency (gains) losses, net(3)	(580)	35,468	1,587	39,617
Amortization of acquired intangible assets(4)	4,897	4,897	9,794	9,794
Transaction-related costs(5)	—	16,625	1,342	35,093
Product Procurement Adjustment(6)	13,207	16,923	28,305	29,794
Tax impact of adjusting items(7)	(7,239)	(16,872)	(17,715)	(25,982)
Divested subsidiary net income adjustment(8)	—	(6,585)	—	(6,980)
Adjusted Net Income	$99,628	$65,170	$248,185	$184,168
Net income per share, diluted	$0.48	$0.09	$1.26	$0.71
Adjusted Net Income Per Share	$0.71	$0.47	$1.76	$1.33
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(9)	140,924,298	138,982,872	140,813,662	138,982,872

(1)Represents non-cash expense related to restricted stock unit awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(5)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(6)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(7)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22.0%, which approximates our effective tax rate, excluding (i) divested subsidiary net income adjustment described in footnote (8), and (ii) certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

(8)Adjusted for net income (loss) from SNJP and the APAC distribution channels for the three and six months ended June 30, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

(9)In calculating net income per share and Adjusted Net Income Per Share, we used the number of shares transferred in the separation and distribution for the denominator for all periods prior to completion of the separation and distribution on July 31, 2023.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain transaction-related costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including Adjusted EBITDA from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2024	2023	2024	2023
Net income	$68,048	$11,936	$177,660	$99,032
Interest expense, net	14,844	7,031	29,566	15,520
Provision for income taxes	21,633	3,995	55,489	28,260
Depreciation and amortization	29,225	29,038	57,042	51,792
EBITDA	133,750	52,000	319,757	194,604
Share-based compensation(1)	14,130	2,317	33,556	3,165
Litigation costs(2)	7,165	461	13,656	635
Foreign currency losses (gains), net(3)	(580)	35,468	1,587	39,617
Transaction-related costs(4)	—	16,625	1,342	35,093
Product Procurement Adjustment(5)	13,207	16,923	28,305	29,794
Divested subsidiary Adjusted EBITDA adjustment(6)	—	(10,187)	—	(11,285)
Adjusted EBITDA	$167,672	$113,607	$398,203	$291,623
Adjusted Net Sales	$1,248,658	$905,612	$2,314,886	$1,741,245
Adjusted EBITDA Margin	13.4%	12.5%	17.2%	16.7%

(1)Represents non-cash expense related to restricted stock unit awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for Adjusted EBITDA from SNJP and the APAC distribution channels for the three and six months ended June 30, 2024 and 2023, as if such Divestitures occurred on January 1, 2023. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.

We refer to growth rates in Adjusted Net Sales on a constant currency basis so that results can be viewed without the impact of fluctuations in foreign currency exchange rates. These amounts are calculated by translating current year results at prior year average exchange rates. We believe elimination of the foreign currency translation impact provides useful information in understanding and evaluating trends in our operating results.